

January 18, 2012

<u>Via E-mail</u>
Katherine L. Wolf
Chief Financial Officer & Executive Vice President,
Corporate Development
Vision-Sciences, Inc.
40 Ramland Road South
Orangeburg, New York 10962

Re: **Vision-Sciences, Inc.**
Registration Statement on Form S-3
Filed December 30, 2011
File No. 333-178834

Dear Ms. Wolf:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Item 17. Undertakings</u>

1.   Please revise to include the undertakings required by subparagraphs (h) and (j) of
        Regulation S-K Item 512.

<u>Exhibit 5.1</u>

2.   Please file an opinion which addresses the preferred shares that you may issue.

3.   We note that the opinion references that the aggregate amount of securities that may be
        offered and sold will not exceed $40 million; however, the fee table and prospectus refer
        to an aggregate offering of up to $25 million of securities. Please advise or revise.

4.   With respect to the paragraph numbered 3, please file a revised opinion which opines that the units will constitute valid and binding obligations of the company.

5.   We note from the penultimate paragraph of the opinion that the opinion is limited to Delaware and federal law. We note, however, that the indenture is governed by New York law. Please file an opinion which encompasses New York law to the extent necessary to cover the indenture and the debt securities.

6.   Refer to the first three paragraphs on page 5. It is unclear why limitations (c) through (f) in the first paragraph, as well as the limitations in the second and third paragraphs, are necessary and appropriate. Please advise or file an opinion of counsel that does not contain these limitations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tim Buchmiller at (202) 551-3635 or Mary Beth Breslin at (202) 551-3625 with any questions.

                                                        Sincerely,

                                                        /s/ Mary Beth Breslin   for

                                                        Amanda Ravitz
                                                        Assistant Director

cc (via e-mail):   Marc P. Press, Esq.
                      Cole, Schotz, Meisel, Forman & Leonard, P.A.